                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 12)



                         First Empire State Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)



                    Common Stock, par value $5.00 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   320076102
                 --------------------------------------------
                                 (CUSIP Number)



                             Howard N. Cayne, Esq.
                                Arnold & Porter
                            555 Twelfth Street, N.W.
                          Washington, D.C.  20004-1202
                                 (202) 942-5656

-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               November 30, 1995
                 --------------------------------------------

            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.))

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320076102                   13D                     Page 2 of 24 Pages
          ---------

-------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Robert G. Wilmers
-------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP/*/
                                                                  (a)  [X]
                                                                  (b)  [_]

-------------------------------------------------------------------------------

    3      SEC USE ONLY


-------------------------------------------------------------------------------

    4      SOURCE OF FUNDS/*/

           PF, BK, OO

-------------------------------------------------------------------------------

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

-------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.

--------------------------------------------------------------------------------

                            7  SOLE VOTING POWER
         NUMBER OF
          SHARES               666,692
       BENEFICIALLY    ---------------------------------------------------------
         OWNED BY
           EACH             8  SHARED VOTING POWER
         REPORTING
          PERSON
           WITH        ---------------------------------------------------------

                            9  SOLE DISPOSITIVE POWER

                               666,692
                       ---------------------------------------------------------

                           10  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           666,692

-------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES/*/    [_]

-------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           10.2%

-------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON/*/

           IN

--------------------------------------------------------------------------------

CUSIP No. 320076102                   13D                     Page 3 of 24 Pages
          ---------

-------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           West Ferry Foundation

-------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP/*/
                                                                  (a)  [X]
                                                                  (b)  [_]

-------------------------------------------------------------------------------

    3      SEC USE ONLY


-------------------------------------------------------------------------------

    4      SOURCE OF FUNDS/*/

           OO

-------------------------------------------------------------------------------

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

-------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

--------------------------------------------------------------------------------

                            7  SOLE VOTING POWER
         NUMBER OF
          SHARES               9,040
       BENEFICIALLY    ---------------------------------------------------------
         OWNED BY
           EACH             8  SHARED VOTING POWER
         REPORTING
          PERSON       ---------------------------------------------------------
           WITH
                            9  SOLE DISPOSITIVE POWER

                               9,040
                       ---------------------------------------------------------

                           10  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,040

-------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES/*/     [_]

-------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0.1%

-------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON/*/

           OO

--------------------------------------------------------------------------------

CUSIP No. 320076102                   13D                     Page 4 of 24 Pages
          ---------

-------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           REM Foundation

-------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP/*/
                                                                  (a)  [X]
                                                                  (b)  [_]

-------------------------------------------------------------------------------

    3      SEC USE ONLY


-------------------------------------------------------------------------------

    4      SOURCE OF FUNDS/*/

           WC

-------------------------------------------------------------------------------

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

-------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Liechtenstein

-------------------------------------------------------------------------------

                            7  SOLE VOTING POWER
         NUMBER OF
          SHARES               451,320
       BENEFICIALLY    --------------------------------------------------------
         OWNED BY
           EACH             8  SHARED VOTING POWER
         REPORTING
          PERSON       --------------------------------------------------------
           WITH
                            9  SOLE DISPOSITIVE POWER

                                451,320
                       --------------------------------------------------------

                           10  SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           451,320

-------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES/*/     [_]


-------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.0%

-------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON/*/

           OO

-------------------------------------------------------------------------------

CUSIP No. 320076102                   13D                    Page 5 of 24 Pages
          ---------

-------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Hofin Anstalt

-------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP/*/
                                                                  (a)  [X]
                                                                  (b)  [_]

-------------------------------------------------------------------------------

    3      SEC USE ONLY


-------------------------------------------------------------------------------

    4      SOURCE OF FUNDS/*/

           WC

-------------------------------------------------------------------------------

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

-------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Liechtenstein

-------------------------------------------------------------------------------

                            7  SOLE VOTING POWER
         NUMBER OF
          SHARES               364,400
       BENEFICIALLY    --------------------------------------------------------
         OWNED BY
           EACH             8  SHARED VOTING POWER
         REPORTING
          PERSON       --------------------------------------------------------
           WITH
                            9  SOLE DISPOSITIVE POWER

                               364,400
                       --------------------------------------------------------

                           10  SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           364,400

-------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES/*/     [_]

-------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.7%

-------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON/*/

           CO

--------------------------------------------------------------------------------

CUSIP No. 320076102                   13D                    Page 6 of 24 Pages
          ---------

-------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Argali Limited

-------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP/*/
                                                                  (a)  [X]
                                                                  (b)  [_]

-------------------------------------------------------------------------------

    3      SEC USE ONLY


-------------------------------------------------------------------------------

    4      SOURCE OF FUNDS/*/

           OO

-------------------------------------------------------------------------------

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

-------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           British Virgin Islands

--------------------------------------------------------------------------------

                            7  SOLE VOTING POWER
         NUMBER OF
          SHARES               30,200
       BENEFICIALLY    --------------------------------------------------------
         OWNED BY           8  SHARED VOTING POWER
           EACH
         REPORTING
          PERSON       --------------------------------------------------------
           WITH             9  SOLE DISPOSITIVE POWER


                               30,200
                       --------------------------------------------------------

                           10  SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           30,200

-------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES/*/     [_]


-------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           .5%

-------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON/*/

           CO

--------------------------------------------------------------------------------

CUSIP No. 320076102                   13D                     Page 7 of 24 Pages
          ---------

--------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Bikala Holdings Ltd.

--------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP/*/
                                                                  (a)  [X]
                                                                  (b)  [_]

 -------------------------------------------------------------------------------

    3      SEC USE ONLY

 -------------------------------------------------------------------------------

    4      SOURCE OF FUNDS/*/

           WC

 -------------------------------------------------------------------------------

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

--------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Gibraltar

--------------------------------------------------------------------------------

                            7  SOLE VOTING POWER
         NUMBER OF
          SHARES               0
       BENEFICIALLY    ---------------------------------------------------------
         OWNED BY
           EACH             8  SHARED VOTING POWER
         REPORTING
          PERSON
           WITH        ---------------------------------------------------------

                            9  SOLE DISPOSITIVE POWER

                               0
                       ---------------------------------------------------------

                           10  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON

           0

--------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES/*/     [_]


--------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0

--------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON/*/

           CO

--------------------------------------------------------------------------------

CUSIP No. 320076102                   13D                     Page 8 of 24 Pages
          ---------

--------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Alauda Investments Ltd.

--------------------------------------------------------------------------------


    2      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP/*/
                                                                  (a)  [X]
                                                                  (b)  [_]

--------------------------------------------------------------------------------

    3      SEC USE ONLY


 -------------------------------------------------------------------------------

    4      SOURCE OF FUNDS/*/

           WC

--------------------------------------------------------------------------------

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

--------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Gibraltar
--------------------------------------------------------------------------------

                            7  SOLE VOTING POWER
         NUMBER OF
          SHARES               340,400
       BENEFICIALLY    ---------------------------------------------------------
         OWNED BY
           EACH             8  SHARED VOTING POWER
         REPORTING
          PERSON
           WITH        ---------------------------------------------------------

                            9  SOLE DISPOSITIVE POWER

                               340,400
                       ---------------------------------------------------------

                           10  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           340,400

--------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES/*/     [_]

--------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.3%

--------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON/*/

           CO

--------------------------------------------------------------------------------

CUSIP No. 320076102                   13D                     Page 9 of 24 Pages
          ---------


    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Grantor Retained Annuity Trust No. 2
           13-7015555

--------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP/*/
                                                                  (a)  [X]
                                                                  (b)  [_]

--------------------------------------------------------------------------------

    3      SEC USE ONLY

 -------------------------------------------------------------------------------

    4      SOURCE OF FUNDS/*/

           OO

--------------------------------------------------------------------------------

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

--------------------------------------------------------------------------------


    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

--------------------------------------------------------------------------------

                            7  SOLE VOTING POWER
         NUMBER OF
          SHARES               22,418
       BENEFICIALLY    ---------------------------------------------------------
         OWNED BY
           EACH             8  SHARED VOTING POWER
         REPORTING
          PERSON       ---------------------------------------------------------
           WTH              9  SOLE DISPOSITIVE POWER

                               22,418
                       ---------------------------------------------------------

                           10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           22,418

--------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES/*/     [_]


 -------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0.3%

--------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON/*/

           OO

--------------------------------------------------------------------------------

CUSIP No. 320076102                   13D                    Page 10 of 24 Pages
          ---------

--------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Grantor Retained Annuity Trust No. 3
           13-7015556

--------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP/*/
                                                                  (a)  [X]
                                                                  (b)  [_]

--------------------------------------------------------------------------------

    3      SEC USE ONLY


 -------------------------------------------------------------------------------

    4      SOURCE OF FUNDS/*/

           OO

--------------------------------------------------------------------------------

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

--------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

--------------------------------------------------------------------------------

                            7  SOLE VOTING POWER
         NUMBER OF
          SHARES               28,489
       BENEFICIALLY    ---------------------------------------------------------
         OWNED BY
           EACH             8  SHARED VOTING POWER
         REPORTING
          PERSON       ---------------------------------------------------------
           WITH
                            9  SOLE DISPOSITIVE POWER

                               28,489
                       ---------------------------------------------------------

                           10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           28,489

--------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES/*/     [_]

--------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0.4%

--------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON/*/

           OO

--------------------------------------------------------------------------------

CUSIP No. 320076102                   13D                    Page 11 of 24 Pages
          ---------

--------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Grantor Retained Annuity Trust No. 4
           13-7015557

--------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP/*/
                                                                  (a)  [X]
                                                                  (b)  [_]

--------------------------------------------------------------------------------

    3      SEC USE ONLY

--------------------------------------------------------------------------------

    4      SOURCE OF FUNDS/*/

           OO

--------------------------------------------------------------------------------

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

--------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

--------------------------------------------------------------------------------
                            7  SOLE VOTING POWER
         NUMBER OF
          SHARES               32,099
       BENEFICIALLY    ---------------------------------------------------------
         OWNED BY
           EACH             8  SHARED VOTING POWER
         REPORTING
          PERSON       ---------------------------------------------------------
           WITH
                            9  SOLE DISPOSITIVE POWER

                               32,099
                       ---------------------------------------------------------

                           10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           32,099

--------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES/*/     [_]

--------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0.5%

--------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON/*/

           OO

--------------------------------------------------------------------------------

CUSIP No. 320076102                   13D                    Page 12 of 24 Pages
          ---------

--------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Grantor Retained Annuity Trust No. 5
           13-7015558

--------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP/*/
                                                                  (a)  [X]
                                                                  (b)  [_]

--------------------------------------------------------------------------------

    3      SEC USE ONLY

--------------------------------------------------------------------------------

    4      SOURCE OF FUNDS/*/

           OO

--------------------------------------------------------------------------------

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]


--------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

--------------------------------------------------------------------------------

                            7  SOLE VOTING POWER
         NUMBER OF
          SHARES               34,476
       BENEFICIALLY    ---------------------------------------------------------
         OWNED BY
           EACH             8  SHARED VOTING POWER
         REPORTING
          PERSON
           WITH        ---------------------------------------------------------
                            9  SOLE DISPOSITIVE POWER

                               34,476
                       ---------------------------------------------------------

                           10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           34,476

--------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES/*/

--------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0.5%

--------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON/*/

           OO

--------------------------------------------------------------------------------

CUSIP No. 320076102                   13D                    Page 13 of 24 Pages
          ---------

--------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Grantor Retained Annuity Trust No. 6
           13-7015559

--------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP/*/
                                                                  (a)  [X]
                                                                  (b)  [_]

--------------------------------------------------------------------------------

    3      SEC USE ONLY



 -------------------------------------------------------------------------------

    4      SOURCE OF FUNDS/*/

           OO

--------------------------------------------------------------------------------

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

--------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

--------------------------------------------------------------------------------

                            7  SOLE VOTING POWER
         NUMBER OF
          SHARES               36,151
       BENEFICIALLY    ---------------------------------------------------------
         OWNED BY
           EACH             8  SHARED VOTING POWER
         REPORTING
          PERSON
           WITH        ---------------------------------------------------------

                            9  SOLE DISPOSITIVE POWER

                               36,151
                       ---------------------------------------------------------

                           10  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           36,151

--------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES/*/     [_]

 -------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0.6%

--------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON/*/

           OO

--------------------------------------------------------------------------------

CUSIP No. 320076102                   13D                    Page 14 of 24 Pages
          ---------


                        AMENDMENT NO. 12 TO SCHEDULE 13D
                        --------------------------------

          The Schedule 13D, dated May 8, 1980, as amended, of Robert G. Wilmers, West Ferry Foundation, REM Foundation, Hofin Anstalt, Argali Limited, Bikala Holdings Ltd., Alauda Investments Ltd., Grantor Retained Annuity Trust No. 2, Grantor Retained Annuity Trust No. 3, Grantor Retained Annuity Trust No. 4, Grantor Retained Annuity Trust No. 5, and Grantor Retained Annuity Trust No. 6 (collectively, the "Reporting Persons") is hereby amended as set forth below.

          Pursuant to Rule 13d-2(c) of Regulation 13D-G, this Amendment No. 12 to Schedule 13D restates the text of Schedule 13D to reflect certain information as of the date hereof. This Amendment No. 12 to Schedule 13D should be read in conjunction with, and is qualified in its entirety by reference to, Amendments Nos. 1 through 11 to this Schedule 13D.


Item 1.    Security and Issuer
           -------------------

          This statement relates to the Common Stock, par value $5.00 per share (the "Shares"), of First Empire State Corporation ("First Empire"), a bank holding company and New York corporation, which has its principal executive offices at One M&T Plaza, Buffalo, New York 14240.


Item 2.    Identity and Background
           -----------------------

          (a)-(c), (f). The following information is furnished with respect to each of the Reporting Persons:

          (1)  Robert G. Wilmers
               -----------------

          Mr. Wilmers, a citizen of the United States, is Chairman of the Board of Directors, President and Chief Executive Officer of First Empire and Chairman, President and Chief Executive Officer of First Empire's commercial bank subsidiary Manufacturers and Traders Trust Company ("Manufacturers"). The principal business address of Mr. Wilmers, First Empire and Manufacturers is One M&T Plaza, Buffalo, New York 14240.

          (2)  West Ferry Foundation
               ---------------------

          The West Ferry Foundation, a charitable trust organized under the laws of the State of New York, was formed for the purpose of holding the Shares donated to it by Mr. Wilmers exclusively for charitable, religious, scientific, literary and educational purposes, including for such purposes, the making of distributions to organizations that qualify as exempt organizations under
Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. The principal address of West Ferry Foundation is One M&T Plaza, Buffalo, New York 14240. Mr. Wilmers is the sole trustee of West Ferry Foundation and, in that capacity, Mr. Wilmers holds sole voting and dispositive power over the shares that it owns.

          (3)  Rem Foundation
               --------------

          Rem Foundation, a corporation organized under the laws of Liechtenstein, is the functional equivalent of a trust under the laws of the United States. Rem Foundation's principal business is making investments in, and holding securities of, other businesses. Its sole beneficiary is Mary Katherine Frears, the sister of Robert G. Wilmers. The address of Rem Foundation's principal business is Allgemeines Treuunternehmen, Postfach 34 722, FL-9490, Vaduz, Liechtenstein.

CUSIP No. 320076102                   13D                    Page 15 of 24 Pages
          ---------

          Rem Foundation has two trustees. Information with respect to each trustee of Rem Foundation is set forth below:

Name and business address        Principal occupation         Citizenship
--------------------------------------------------------------------------
Rene Merkt                       Mr. Merkt is engaged in the  Switzerland
15 Rue General DuFour, 1211      practice of law.
 Geneva, 11 Switzerland

Guido Meier                      Mr. Meier is engaged in the  Liechtenstein
Allgemeines Treuunternehmen,     practice of law.
 Postfach 427, FL-9490
Vaduz, Liechtenstein

          (4)  Hofin Anstalt
               -------------

          Hofin Anstalt, a corporation organized under the laws of Liechtenstein, is owned by Jorge G. Pereira, a director and Vice Chairman of the Board of Directors of First Empire and a director and vice chairman of the board of directors of Manufacturers. Its principal business is making investments in, and holding securities of, other businesses. The address of Hofin Anstalt's principal business is P.O. Box 83, Vaduz, Liechtenstein.

          Information with respect to each executive officer and director of, and each person controlling, Hofin Anstalt and each executive officer and director of any corporation ultimately in control of Hofin Anstalt is set forth below:

Name and business address       Principal occupation           Citizenship
----------------------------------------------------------------------------
Jorge Pereira                  Mr. Pereira is a private        Portugal
P.O. Box 83                    investor.  He is a director and
Vaduz, Liechtenstein           vice chairman of the board of
(Director)                     directors of First Empire.



Walter Keicher                 Dr. Keicher is engaged in the   Liechtenstein
P.O. Box 83                    practice of law.
Vaduz, Liechtenstein
(Director)



          (5)  Argali Limited
               --------------

          Argali Limited is a corporation organized under the laws of the British Virgin Islands. Its principal business is making investments in, and holding securities of, other businesses. The address of its principal office and of its principal business is c/o Michael D. Riegels, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, B.V.I. All of the equity of Argali Limited is owned by Mr. Riegels, as trustee for the Malaori Trust, a trust organized under the laws of the British Virgin Islands.

          Mr. Wilmers no longer holds a joint power of attorney with respect to the Shares owned by Argali Limited.

CUSIP No. 320076102                   13D                    Page 16 of 24 Pages
          ---------

          Information with respect to each executive officer and director of, and each person controlling, Argali Limited and each executive officer and director of any corporation ultimately in control of Argali Limited is set forth below:

Name and business address        Principal occupation             Citizenship
--------------------------------------------------------------------------------
Chiquita G.M. Harding            Ms. Harding provides services    Dutch
c/o Edge Management Service      to investment holding company
56 Kenpark Avenue                clients through Edge
Brampton, Ontario L62 3L4        Management Service.
(President)



Michael D. Riegels               Mr. Riegels is engaged in the    United Kingdom
Craigmuir Chambers               practice of law in the British
P.O. Box 71, Road Town           Virgin Islands.
Tortola, B.V.I.
(Director and Trustee of
 Malaori Trust)

          (6)  Bikala Holdings Ltd. and Alauda Investments Ltd.
               ------------------------------------------------

          Bikala Holdings Ltd. and Alauda Investments Ltd. are corporations organized under the laws of Gibraltar. The principal business of each corporation is making investments in, and holding securities of, other businesses. The address of both corporations' principal executive offices and of their principal businesses is c/o Ernest Russo, 12 College Lane, Gibraltar. All of the equity of Bikala Ltd. and Alauda Investments Ltd. is owned by Hofin Anstalt.

          Information with respect to each executive officer and director of, and each person controlling, Bikala Ltd. and Alauda Investments Ltd. and each executive officer and director of any corporation ultimately in control of such corporations is set forth below:


Name and business address    Principal occupation      Citizenship
--------------------------------------------------------------------------------
Ernest Russo                 Mr. Russo is engaged in   Gibraltar, United Kingdom
12 College Lane              the practice of law in
Gibraltar                    Gibraltar.

          Mr. Pereira serves as a director of both Bikala Holdings Ltd. and Alauda Investments Ltd. Information with respect to Hofin Anstalt and Mr. Pereira is set forth above.

          (7)  Grantor Retained Annuity Trusts
               -------------------------------

          Each Trust is an irrevocable grantor retained annuity trust organized under the laws of the State of New York. The principal address of each Trust is 2 Wall Street, 15th Floor, New York, New York 10005. The Trusts were formed at the direction of Mr. Wilmers, who made a gift to each Trust of Shares. The Trusts will terminate in successive years from 1995 to 2000.

          During the term of each Trust, Mr. Wilmers will be entitled to receive a fixed annual annuity calculated as a percentage of the original value of such Trust's assets and retains sole voting and dispositive

CUSIP No. 320076102                   13D                    Page 17 of 24 Pages
          ---------

power with respect to the Shares held in the Trusts. Upon termination of the Trusts, the trustees are to hold the remaining trust corpus, if any, in continuing trusts with discretionary power in Mr. Wilmers' co-trustee to make distributions to the beneficiaries specified in the trust agreements. During his lifetime, Mr. Wilmers retains sole voting power with respect to any Shares held in the continuing trusts.

          With respect to the Trust that terminated during 1995, the co-trustee of such Trust has made a discretionary distribution of the remaining trust corpus to a beneficiary. Accordingly, Grantor Retained Annuity Trust No. 1 is no longer a Reporting Person for the purposes of this Schedule 13D.

          Mr. Wilmers and Ira H. Jolles are the trustees of each Trust.

          Information with respect to Mr. Wilmers is set forth above. Certain information with respect to Mr. Jolles is set forth below:

Name and business address       Principal occupation               Citizenship
--------------------------------------------------------------------------------
Ira H. Jolles                   Mr. Jolles is engaged in the       United States
c/o General Public Utilities    practice of law.  He is employed
 Corporation                    by General Public Utilities
100 Interspace Parkway          Corporation ("GPU"), which is a
Parsippany, NJ  07054           registered public utility
                                holding company.

          (d) and (e). During the last five years, none of the Reporting Persons, nor any of their respective directors, trustees, or executive officers, nor any person controlling any of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.          Source and Amount of Funds or Other Consideration
                 -------------------------------------------------

          Information with respect to the source and amount of funds or other consideration used or to be used in purchasing Shares has been previously provided.


Item 4.          Purpose of Transaction
                 ----------------------

          Item 4 is amended as follows:

          On November 30, 1995, Mr. Wilmers filed a Notice of Change in Bank Control ("Notice") with the Federal Reserve Bank of New York pursuant to the Change in Bank Control Act of 1978, as amended ("CIBC Act"), and the regulations of the Board of Governors of the Federal Reserve System thereunder. The purpose of such Notice is to permit Mr. Wilmers to increase his holdings of Shares to an amount in excess of 10.3 percent, but not to exceed 24.99 percent of the outstanding Shares, as a result of (1) periodic repurchases of Shares by First Empire, which would have the effect of increasing the relative ownership interests of the remaining First Empire stockholders, including Mr. Wilmers, (2) certain stock options granted by First Empire to Mr. Wilmers becoming exercisable by Mr. Wilmers and thus being attributed to Mr. Wilmers for purposes of the CIBC Act, (3) the acquisition of additional Shares through Mr. Wilmers' participation in First

CUSIP No. 320076102                   13D                    Page 18 of 24 Pages
          ---------

Empire's Retirement Savings Plan through investment designations and dividend reinvestments and (4) the purchase of additional Shares in the open market or in private transactions.

          Mr. Wilmers reserves the right to purchase additional Shares or dispose of Shares from time to time as conditions appear advantageous for doing so. No specific transactions are currently planned. The Notice contemplates that in the event Mr. Wilmers purchases additional Shares in the open market or in private transactions he will not spend more than $1 million, in the aggregate, in connection with such purchases.

          On November 28, 1995 First Empire's board of directors authorized a repurchase of 380,582 Shares.

          Mr. Wilmers has previously filed two Notices with respect to First Empire pursuant to which he has been authorized to control up to 10.3 percent of the Shares of First Empire.

CUSIP No. 320076102                   13D                    Page 19 of 24 Pages
          ---------

Item 5.          Interest in Securities of the Issuer
                 ------------------------------------

          Item 5 is amended as follows:

          (a) - (b) The aggregate number and percentage of outstanding Shares beneficially owned by each Reporting Person are set forth below. Unless otherwise indicated, each Reporting Person has sole voting and dispositive power with respect to the Shares listed opposite his name.

                                                      Percentage of Outstanding
Reporting Person             Number of Shares Owned       Shares Owned/(1)/
----------------             ----------------------   --------------------------
Robert G. Wilmers                      666,692/(2)/                       10.2%
West Ferry Foundation                         9,040                         .1
REM Foundation                              451,320                        7.0
Hofin Anstalt                          364,400/(3)/                        5.7
Bikala Holdings Ltd.                           0                            0
Alauda Investments Ltd.                     340,400                        5.3
Argali Limited                               30,200                         .5
Trust No. 2                                  22,418                         .3
Trust No. 3                                  28,489                         .4
Trust No. 4                                  32,099                         .5
Trust No. 5                                  34,476                         .5
Trust No. 6                                  36,151                         .6
Reporting Persons as a                    1,512,612                       23.1%
 Group
----------------

/(1)/ Based upon 6,444,102 Shares outstanding as of November 24, 1995. In calculating the beneficial ownership percentage for Mr. Wilmers and the aggregate percentage for all of the Reporting Persons, Shares subject to options held by Mr. Wilmers which are currently exercisable or exercisable within 60 days from the date hereof are added to the total Shares outstanding.


/(2)/ Includes the Shares owned by the West Ferry Foundation, a charitable trust formed by Mr. Wilmers, of which Mr. Wilmers, as trustee, holds sole voting and dispositive power and 153,633 Shares held by the Trusts. Also includes (i) 90,000 Shares subject to stock options which are currently exercisable or exercisable within 60 days of the date hereof, (ii) 3,167 Shares allocated under First Empire's Retirement Savings Plan, and
       (iii) 3,515 Shares held by a close relative or the estate of a close relative as to which beneficial ownership is disclaimed. Excludes 40,000 Shares subject to stock options which will become exercisable over the course of the following 3 years.

/(3)/ Since Hofin Anstalt is the sole stockholder of Alauda Investments Ltd. and Bikala Holdings Ltd., its beneficial ownership includes Shares held by such entities.

     Since the filing of Amendment No. 11 to this Schedule 13D, the number and percentage of Shares beneficially owned by the Reporting Persons have changed primarily as a result of (i) the repurchase of Shares by First Empire and (ii) the vesting of options covering Shares held by Mr. Wilmers.

CUSIP No. 320076102                   13D                    Page 20 of 24 Pages
          ---------

     (c) Information with respect to transactions during the last 60 days by the Reporting Persons is set forth in Schedule I hereto.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          ----------------------------------------------------------------------



     In connection with the Notice described under Item 4 above, Mr. Wilmers has advised the Federal Reserve Bank of New York that he will not exercise any vested options to purchase Shares during the pendency of the Notice.


Item 7.   Material to be Filed as Exhibits
          --------------------------------

     None.



                             JOINT FILING AGREEMENT

     By signing this Amendment No. 12, each Reporting Person acknowledges and agrees that the Schedule 13D, as amended hereby, is filed on such Reporting Person's behalf and agrees to such joint filing in accordance with Rule 13d-1(f) of the Securities and Exchange Commission.

CUSIP No. 320076102                   13D                    Page 21 of 24 Pages

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 30, 1995          /s/ Robert G. Wilmers
-----------------          ------------------------------------
     (Date)                Robert G. Wilmers


November 30, 1995          REM FOUNDATION
-----------------
     (Date)
                           By:  /s/ Rene Merkt
                           ------------------------------------
                              Rene Merkt, Director

November 30, 1995          WEST FERRY FOUNDATION
-----------------
     (Date)
                           By:  /s/ Robert G. Wilmers
                           ------------------------------------
                              Robert G. Wilmers, Trustee

November 30, 1995          HOFIN ANSTALT
-----------------
     (Date)
                           By:  /s/ Jorge Pereira
                           ------------------------------------
                              Jorge Pereira, President

November 30, 1995          ALAUDA INVESTMENTS LTD.
-----------------
     (Date)
                           By:  /s/ Jorge Pereira
                           ------------------------------------
                              Jorge Pereira

November 30, 1995          BIKALA HOLDINGS LTD.
-----------------
     (Date)
                           By:  /s/ Jorge Pereira
                           ------------------------------------
                              Jorge Pereira, Director

November 30, 1995          ARGALI LIMITED
-----------------
     (Date)
                           By:  /s/ Chiquita G.M. Harding
                           -----------------------------------
                              Chiquita G.M. Harding, President

CUSIP No. 320076102                   13D                    Page 22 of 24 Pages
          ---------

November 30, 1995          GRANTOR RETAINED ANNUITY TRUST NO. 2
-----------------
     (Date)
                           By:  /s/ Robert G. Wilmers
                           ------------------------------------
                              Robert G. Wilmers, Trustee


                           By:  /s/ Ira H. Jolles
                           ------------------------------------
                              Ira H. Jolles, Trustee

November 30, 1995          GRANTOR RETAINED ANNUITY TRUST NO. 3
-----------------
     (Date)
                           By:  /s/ Robert G. Wilmers
                           ------------------------------------
                              Robert G. Wilmers, Trustee


                           By:  /s/ Ira H. Jolles
                           ------------------------------------
                              Ira H. Jolles, Trustee

November 30, 1995          GRANTOR RETAINED ANNUITY TRUST NO. 4
-----------------
     (Date)
                           By:  /s/ Robert G. Wilmers
                           ------------------------------------
                              Robert G. Wilmers, Trustee


                           By:  /s/ Ira H. Jolles
                           ------------------------------------
                              Ira H. Jolles, Trustee

November 30, 1995          GRANTOR RETAINED ANNUITY TRUST NO. 5
-----------------
     (Date)
                           By:  /s/ Robert G. Wilmers
                           ------------------------------------
                              Robert G. Wilmers, Trustee


                           By:  /s/ Ira H. Jolles
                           ------------------------------------
                              Ira H. Jolles, Trustee

CUSIP No. 320076102                   13D                    Page 23 of 24 Pages
          ---------

November 30, 1995          GRANTOR RETAINED ANNUITY TRUST NO. 6
-----------------
     (Date)
                           By:  /s/ Robert G. Wilmers
                           ------------------------------------
                              Robert G. Wilmers, Trustee


                           By:  /s/ Ira H. Jolles
                           ------------------------------------
                              Ira H. Jolles, Trustee

CUSIP No. 320076102                   13D                    Page 24 of 24 Pages
          ---------

                                   SCHEDULE I

(1)  Person                  (2) Date of      (3) Number of        (4) Price Per    (5)  Where and
    Effecting                  Transaction         Shares               Share             How Effected
   Transaction
----------------------------------------------------------------------------------------------------------
Robert G. Wilmers                11/24/95              50                n/a                 gift
Grantor Retained Annuity         11/24/95           9,051                n/a             distribution/(1)/
 Trust No. 1
West Ferry Foundation            11/29/95             160                n/a                 gift

-----------------

/(1)/ Discretionary distribution of remaining trust corpus by co-trustee to trust beneficiary in accordance with the terms of the Trust. As a result of this distribution, Trust No. 1 is no longer considered to be a Reporting Person for the purposes of this Schedule 13D.